CN RESOURCES INC.
255 Duncan Mill Road
Suite 203
Toronto, Ontario M3B 3H9
Tel:  416-510-2991

December 27, 2010

RE: SEC File No. 333-167804

Dear Mr. H. Roger Schwall:

I want to personally address comment number 2 of your letter dated December 23, 2010.

2.  Homeland’s registration statement was filed in 2004 and if you review their later filings you will note they raised additional money and explored multiple properties.   The costs of exploration have increased over the years (so is gold price). In our view that the funds we intend to raise in our public offering will fund our exploration program.  The more funds we raise, the more extensive our exploration will be.

As a side note, the price of gold has increased dramatically since 2004 and many of the old mines and mining areas that stopped producing years ago maybe worth a second look.  Please also note that it is not our plan to limit exploration to previously unexplored property or limit ourselves to properties that have a history of production.  We do intend to go where we think we can successfully find an ore body.

May we request acceleration at this time?  Our financial statements are due to be stale on January 12, 2011 and we would really like to begin raising money and execute our business plan.

Thank you very much for your kind attention.

Sincerely yours,

OLIVER XING
Oliver Xing